Exhibit 3


Amendment to Bylaws as approved at the December 15, 1997 Board meeting of CFW Communications Company:

Article II, Section 2.6 (Eligibility for Service as a Director) of the Corporation's Bylaws is deleted in its entirety and the following is substituted in its place:

2.6 Eligibility for Service as a Director. No person who shall have attained the age of 70 years shall be eligible for election as a Director of the Corporation. Notwithstanding the foregoing, any person who is serving as a Director of the Company and who was serving as a Director of Clifton Forge-Waynesboro Telephone Company on April 28, 1986 who had attained the age of 70 on such date shall be eligible for election and to serve until reaching age 80, whereupon such person shall retire, and any person who on such date had attained the age of 60 but was under the age of 70 shall be eligible for election and to serve until reaching age 75, whereupon such person shall retire.